100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

October 11, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Ken Ellington, Division of Investment Management

Re:	Virtus Funds Shareholder Reports

Dear Mr. Ellington:

Thank you for your telephonic comments on September 11, 2018, regarding the shareholder reports on Form N-CSR for Virtus Variable Insurance Trust (File Nos. 033-05033 and 811-04642), Virtus Alternative Solutions Trust (File Nos. 333-191940 and 811-22906), Virtus Equity Trust (File Nos.  002-16590 and 811-00945), Virtus Opportunities Trust (File Nos. 033-65137 and 811-07455), Virtus Global Multi-Sector Income Fund (File Nos. 333-176761 and 811-22608), Virtus Total Return Fund (File Nos. 333-120988 and 811-21680), Virtus Global Dividend & Income Fund Inc. (File Nos. 333-169516 and 811-05620), Virtus Total Return Fund Inc. (File Nos. 333-142943 and 811-04739), Duff & Phelps Select Energy MLP Fund Inc. (File Nos. 333-195214 and 811-22958), ETFis Series Trust I (File Nos. 333-187668 and 811-22819) and Virtus ETF Trust II (File Nos. 333-20660 and 811-23078) (such entities, collectively, “Registrants”), covering their respective years ended December 31, 2015 through June 30, 2018. Below, we describe the changes to be made to future shareholder reports and/or the Registrants’ registration statements in response to the Staff’s comments and provide any responses to such comments, as requested.

Comment 1. It appears the following funds should be marked as “inactive” in EDGAR:

S000043803	Virtus Alternative Income Solution Fund	Fund liquidated on 5/6/16
S000043804	Virtus Alternative Inflation Solution Fund	Fund liquidated on 5/6/16
S000043805	Virtus Alternative Total Solution Fund	Fund liquidated on 5/6/16
S000046620	Virtus Strategic Income Fund	Fund liquidated on 5/10/17
S000001385	Virtus Contrarian Value Fund	Fund merged with and into Virtus Ceredex Mid-Cap Value Fund on 1/19/18

Response 1. We have marked these funds “inactive” in EDGAR as requested.

Comment 2. Please confirm that Virtus Total Return Fund (File Nos. 333-120988 and 811-21680), which merged with and into Virtus Total Return Fund Inc. on April 1, 2017, will file an N-8F to deregister its shares.

Response 2. An N-8F for this fund was filed on October 9, 2018 (SEC Accession No. 0001144204-18-052910).

Comment 3. Certain of the funds disclose that they are no longer using the S&P 500® Index as their broad-based index. In future filings, please also disclose the reason for the change as required by Instruction 7 to Item 27(b)(7) of Form N-1A.

Response 3. We will add the requested disclosure to future filings.

Securities distributed by VP Distributors, LLC

Comment 4. Newfleet Dynamic Credit ETF, a series of Virtus ETF Trust II, had positions marked in its Schedule of Investments as variable rate instruments. In future reports, in accordance with Article 12-12, footnote 4, of Regulation S-X, for variable rate securities please indicate a description of the reference rate and spread, and (1) the end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the Schedule in a note to the Schedule.

Response 4. We will add the requested disclosure to future reports.

Comment 5. In future reports, for any funds that list options in their Schedules of Investments, if the options purchased and/or written are over-the-counter derivatives, please disclose the counterparty as required by Article 12-13 of Regulation S-X. If they are not over-the-counter derivatives, although not required it would be helpful to state that they are not.

Response 5. We hereby confirm that the options that have not been marked to disclose the counterparty are not over-the-counter derivatives, and we will continue to meet this requirement.

Comment 6. In future reports, for any funds that list rights in their Schedules of Investments, please disclose the expiration date of the rights listed if applicable.

Response 6. We hereby confirm that for rights with expiration dates we disclose the expiration dates and will continue to do so.

Comment 7. A number of the funds use subadvisers where the subadviser is paid by the adviser. In future reports, please describe the subadvisory fee arrangements.

Response 7. The subadvisory fee rates are typically disclosed in our registration statements, although we note that our Manager of Managers exemptive order permits us not to disclose certain subadvisory fees if we comply with the conditions of the order, so for certain funds we do not have the subadvisory fee rates listed. We are not aware of a rule that requires the subadvisory fee rates to be listed in shareholder reports when the fees are paid by the adviser, so we have made no changes in response to this comment.

Comment 8. In the website disclosure listing monthly distribution data for Virtus Global Multi-Sector Income Fund Inc. and Virtus Global Dividend & Income Fund Inc., since these funds have historically made significant Return of Capital distributions, the character of each distribution should be noted to clearly identify the portion of the distribution that is Return of Capital.

Response 8. We note that Section 19(a) Notices containing the requested information appear farther down on the referenced websites. We will add a note below the table to direct shareholders to review the Section 19(a) notices for information regarding the composition of the distributions including information regarding the portion that is Return of Capital.

Comment 9. For funds that have significant investments in bank loans, particularly Virtus Newfleet Senior Floating Rate Fund and Newfleet Dynamic Credit ETF, please confirm that consent fee or amendment income from the funds did not exceed 5% of total income or, in future Statements of Operations, if consent fee or amendment income does exceed 5% of total income, please disclose each amount separately. See Regulation S-X 6-07(1).

Response 9. So confirmed. We will add the requested disclosure to future reports as necessary.

Comment 10. Newfleet Dynamic Credit ETF compares its performance in the Growth of $10,000 graph in its Annual Report to a blended index. Please explain how this has been deemed to be an appropriate broad-based securities market index as required by Item 4(b)(2)(iii) and Item 27(b)(7), Instruction 5, of Form N-1A, or use an appropriate broad-based securities market index in future filings. We note that the blended index may be used as a secondary index in accordance with Instruction 6 to Item 27(b)(7)(ii)(B) of Form N-1A. Alternatively, the components of the blended index may be listed separately.

Response 10. We will make the requested change to future reports.

Comment 11. Virtus Herzfeld Fund compares its performance in its Prospectus and in the Growth of $10,000 graph in its Annual Report to a blended index. Please explain how this has been deemed to be an appropriate broad-based securities market index as required by Item 4(b)(2)(iii) and Item 27(b)(7), Instruction 5, of Form N-1A, or use an appropriate broad-based securities market index in future filings. We note that the blended index may be used as a secondary index in accordance with Instruction 6 to Item 27(b)(7)(ii)(B) of Form N-1A. Alternatively, the components of the blended index may be listed separately.

Response 11. We will make the requested change to future filings.

Comment 12. The country weightings listed for Virtus Global Equity Trend Fund show 87% of its holdings in the U.S., with almost 40% of its holdings in U.S. ETFs with exposure outside the U.S. Please explain how this disclosure informs shareholders of the international nature of the fund’s holdings.

Response 12. The fund’s disclosure regarding its strategy, including the Portfolio Manager Commentary in the same report, discussed the fund’s international exposure, and the Country Weightings chart appeared in the Schedule of Investments directly below where the ETFs in which the fund invested were identified. However, the Country Weightings chart for this fund (which we note has since been liquidated) was based on country of incorporation, which resulted in the ETFs being listed as U.S. investments even though the country of risk for the ETFs varied by ETF as indicated by their names. We agree that this may have caused some confusion, so we will consider for future filings for our other funds as applicable (since this fund no longer exists) whether we are able to provide more precise information regarding the international nature of each fund’s holdings.

Comment 13. For future reports of Virtus Rampart Alternatives Diversifier Fund, please include a general description of the fund’s fund-of-funds structure in Note 1, Organization. See ASC 946-235-50-5.

Response 13. We will add the requested disclosure to future reports.

*****

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Amy Hackett

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